DYNAMICS RESEARCH CORPORATION
60 Frontage Road
Andover, Massachusetts  01810
978/475-9090

May 29, 2009

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: David Edgar, Staff Accountant
                   Division of Corporation Finance

Re: Dynamics Research Corporation.
      Form 10-K for Fiscal Year Ended December 31, 2008
      Filed March 16, 2009
      File No. 001-34135

Dear Mr. Edgar:

On behalf of Dynamics Research Corporation. (the "Company"), we are responding to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated April 28, 2009 with respect to the Company's Form 10-K for its fiscal year ended December 31, 2008 (the "Form 10-K"). The numbered paragraphs below correspond to the numbered comments in that letter; your comments are presented in bold italics.

Form 10-K for the Fiscal year Ended December 31, 2008
Item 1. Business
Major Customers, page 10

1.
We note the disclosure here and elsewhere in your filing that you depend on a limited number of customers for a significant portion of your revenue, including the U.S. Air Force Aeronautical Systems Center, which accounted for 11 % of total revenue in fiscal 2007 and 18% of total revenue in 2006. This disclosure suggests that the loss of ASC’s business would likely have a material adverse effect on the company. Accordingly, please ensure that Business or another appropriate section of your filing includes a materially complete description of your relationship with this customer. We note in this regard the brief disclosure regarding ASC on page 10, as well as the disclosure on page 18 generally describing your government contracts. Please expand to identify the particular terms of your arrangement with ASC, to the extent appropriate and material. For example, disclose the term or expiration date of your agreement(s) with ASC, and state whether you are compensated by ASC on a fixed-price, time-and-materials, or cost-reimbursable basis.

Response:

The U.S. Air Force Aeronautical Systems Center accounted for 11% of total revenue in 2007 and 18% of total revenue in 2006.  The Company’s 2008 ASC revenues were derived from more than 20 individually competed task orders under three separate subcontracts held by the Company with CAPS prime contract holders, HMRTech/HJ Ford SBA JV, LLC, Sumaria Systems and The Centech Group, Inc.  The services were provided for a variety of different ASC programs.  In the Company’s filings it disclosed its total business, in aggregate, with all ASC customers under all contracts in order to make transparent its risk exposure to adverse changes at the ASC level.  In the Risk Factors section of its filings the Company had disclosed a general risk to contract losses.  Over the past four years the nature of risk under ASC contracting has changed.  The Company fully described these risks, including the possibility of material adverse effects, and how its exposure has changed in each filing over this period.  Currently, the Company now has two subcontracts, under which it can bid on individual task orders for re-competitions of its current work.  Accordingly, because the risk of not having access to ASC customers through a prime contract is remote, in its current filing the Company has not described this risk other than through its general contract risk factor disclosure.

The Company’s practice regarding the disclosure of contract terms has been to inform investors as to major contract re-competitions within the next twelve months, as it did in 2006 regarding the ASC prime contracts competition.  The current ASC prime contracts run through 2011.  Task orders under ASC prime contracts are either fixed price (service-type, not milestone deliverables) or time and materials.  Profitability and risk are similar for fixed price and time and materials and, therefore the type of subcontract is not a significant competitive factor.

Competition, page 18

2.
You have identified the principal competitive factors affecting the markets in which you operate, but have not disclosed whether DRC has a competitive advantage or disadvantage with respect to any such factors. In future filings, please expand your disclosure to discuss any material positive and negative factors pertaining to your competitive position. See Item 101 (c)(1)(x) of Regulation S-K.

Response:

The Company will comply with the Staff’s request by revising its disclosure in the “Competition” section of its Form 10-K in future filings, as follows:

The Company’s systems and services business competes with a large number of public and privately-held firms, which specialize in providing information technology, engineering and management consulting services to government customers.

High-end solutions and services such as information technology, business transformation, human capital management and training systems represent the majority of the Company’s systems and services business.  With federal and state customers procuring these services, generally the Company competes with consulting firms and with government IT service divisions of large defense weapons systems producers. In these competitions the Company believes that its competitive advantage is that it offers similar people, process and capabilities with the responsiveness of a smaller company.  To the extent that these larger firms have extensive relationships with customers on selected competitions, this would be a disadvantage for the Company.

The Department of Defense advisory and assistance services represent approximately 10% of the Company’s business.  Procurements for this work are increasingly being restricted to small businesses.  In this market the Company competes as a subcontractor with small businesses and generally is seen by customers as having outstanding capabilities and qualifications.  However, this market is price competitive, which can be a disadvantage when competing with small businesses.

In the precision manufacturing business, the Company competes with other manufacturers of electroform and suppliers of precision management discs, scales and reticles. The principal competitive factors affecting the precision manufacturing business are price, product quality and custom engineering to meet customers’ system requirements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview. page 31

3.
You have incurred a net loss in fiscal 2008, but your overview does not address this recent reversal in your operating results. Please tell us what consideration you gave to addressing your 2008 net loss and any significant factors contributing to the net loss in your Management's Discussion and Analysis generally, and in your overview in particular in order to provide context for the ensuing discussion and analysis of your financial statements. The overview should provide a balanced, executive-level discussion that identifies the most important themes or other significant matters contributing to your financial condition and results of operations. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:

Within the Management’s Discussion and Analysis section, the Company included a table of operating results for the past three years under the heading “Results of Operations” on page 34.  This table included the provision for litigation charge, which was the cause for the Company’s net loss in 2008, recorded in 2008 and 2007.  The Company also discusses this charge under the heading “Provision for Litigation” on page 36 and under Liquidity and Capital Resources on page 37, where it is referenced to Note 13 for a further description of the charge.

The Company notes the Staff’s comments with regard to providing context for the ensuing discussion and analysis of its financial statements in the “Overview” section.  In response, the Company included the following sentence in its Quarterly Report on Form 10-Q for the three months ended March 31, 2009 filed with the Commission on May 8, 2009:

In 2007 and 2008, we recorded improved operating results absent the effect of the provision for litigation which, when included, resulted in a net loss for 2008.

The Company will continue to monitor these factors for future disclosure in its periodic reports.

Critical Accounting Policies
Goodwill and other Intangible Assets, page 32

4.
We note your statement on page 33 that you are unable to provide assurances that goodwill will not be impaired in future periods. Please tell us what consideration you gave to enhancing your risk factors and providing a sensitivity analysis related to your goodwill valuation methodologies pursuant to Section V of SEC Release No. 33-8350.

Response:

The Company’s annual impairment test is based on several qualitative and quantitative factors. Principally, a significant and sustained decrease in expected reporting unit cash flows or changes in market conditions would increase the risk of impairment of recorded goodwill.

The Company operates in the government IT consulting marketplace which has historically been characterized by high visibility of future revenue streams, profitability, and generally consistent positive cash flows. The Company’s federal government customer base mitigates against near term volatility in financial performance experienced by companies operating in other parts of the economy.  Long-term industry trends and other business considerations, such as those outlined in the Risk Factors section of our Form 10-K can have a favorable or unfavorable effect on future cash flows. These trends and business considerations include our concentration of business with the Department of Defense, competitive bidding for contracts, technological changes and the mix of contract types in which we enter, e.g. fixed v. cost plus or  prime v. subcontract as well as general economic conditions. The Company considered its low short-term volatility, favorable long-term industry trends, high visibility for future revenue and cash flow, and stock price as context for the determination that disclosure of heightened risk relative to goodwill impairment was not appropriate at the time of our filing.

In future filings, the Company will expand its disclosure within the Critical Accounting Policies section of the Form 10-K to include additional information related to material risk factors and significant market place factors, such as those outlined above, which have the potential to materially impact the Company’s goodwill valuation.

Results of Operations, page 34

5.	We note instances where you have identified two or more sources of a material change without quantifying the contribution for each source. We note the following disclosures as examples:

•
the $22.3 million decrease in revenues from national defense and intelligence agencies in 2008 compared to 2007, which is attributed to decreased revenues under your CAPS, ITSP and PASS contracts, and lower revenues related to the U.S. Navy Trident Missile program; and

•
the $26.9 million decrease in revenues from national defense and intelligence agencies in 2007 compared to 2006, which is attributed to the new CAPS contract in August 2006 and the loss of the Air National Guard contract in May 2006, partially offset by increased revenues from the Naval Air System Command AIRSpeed subcontract awarded in March 2006.

We also note that the Kadix acquisition impacted various revenue and expense line items but your disclosures provide minimal indication as to the relative impact of this acquisition. Tell us what consideration you gave to quantifying the extent of contribution of each source of, or offset to, a material change. Refer to Section III, D of SEC Release No. 33-6835.

Response:

The Company’s practice has been to quantify significant changes, but not indiscriminately quantify all changes. The Company believes this approach makes it easier for the reader to readily identify amounts related to significant items.  For example, in the notes section of the Company’s filing (page 70), it disclosed the contribution to revenues for 2006 and 2007 from the USAF Aeronautical Systems Center under the CAPS contract as it had a material impact upon the Company’s revenue streams during the periods covered. In a similar manner, the Company chose to disclose the contribution of the State of Ohio receivable balances to the December 31, 2007 totals as it was a material portion of its receivables.  In the Company’s 2007 filing it disclosed the contribution of the ASC work transition to the CAPS contract and the resulting change in revenues between 2006 and 2007 from this significant event.  In the same filing, the Company quantified the change in revenue related to the Air National Guard contract completion.  In the

Company’s quarterly filing for the period ending March 31, 2009, it quantified the impact of the increase in revenue related to the contract with the State of Tennessee and the impact of the decrease in revenue related to the completion of the contract with the State of Ohio.

With respect to the disclosure of Kadix’s effect on the Company’s results, management believes that it has made the appropriate disclosures.  In the MD&A section of the Company’s filing it noted that the entire increase of $13M in revenue was attributed to the acquisition. The Company also noted that the increase of $15M in Homeland Security revenue and the $5M increase in Civilian Agency revenue were due to the acquisition. In the same section, the Company noted that the increase in gross profit in 2008 compared to 2007 were attributable to higher revenues primarily related to the acquisition. The Company has also noted that increases in SG&A in 2008 relative to 2007 was primarily due to the addition of Kadix and it also indicated that Kadix had an impact on interest expense relative to the term loan used to finance the acquisition. In the Notes section (page 56) the Company provided a pro-forma P&L for 2007 and 2008 which gives the readers of the Company’s filing indication as to the relative impact on revenue, gross profit, operating income, net income (loss), and EPS of the acquisition.

The acquired operation provides similar services to the same customer base as the pre-existing business and is not a stand alone segment.  This inhibits precise quantification of stand alone results. Whenever possible and beneficial to the reader, the Company has attempted to provide appropriate disclosures to clarify the impact of the acquisition.  In summary, the disclosures the Company has made regarding changes to contract revenue are as follows:

(dollars in millions)
2007 Contract Revenue	$225

Homeland Security Increase	15	Acquisition Related

Civilian Agency Increase	5	Acquisition Related

State and Local Increase	12	Ohio contract

Defense/Intel Decrease	(22)	CAPS/ESC/Trident

Other	2

2008 Contract Revenue	$237

Liquidity and Capital Resources, page 37

6.
We note the following disclosure: “We believe that cash on hand plus cash generated from operations along with cash available under credit lines are expected to be sufficient in 2009 to service debt, finance capital expenditures, pay the anticipated settlement of litigation, pay federal and state income taxes and fund the pension plan, if necessary." Although you have enumerated a number of obligations and potential obligations that you believe you will be able to fund in 2009, it is unclear from this disclosure whether you believe you will have adequate resources to meet all short-term liquidity requirements associated with your operations, including, for example, working capital. Please confirm, if accurate, that you believe you will have sufficient funds to meet your working capital and capital expenditure needs for the short term, and augment your disclosure in future filings as appropriate. Refer to Item 303(a)(1) of Regulation S-K.

Response:

The Company believes it has sufficient funds to meet its working capital and capital expenditure needs for the short term and intends to clarify its disclosure in future filings.

Financing Activities, page 38

7.
We note your disclosure here and in Note 7 to the consolidated financial statements regarding the covenants under your new $65.0 million credit facility. Please advise what consideration you gave to disclosing further details of these covenants, as well as to addressing alternate sources of funding and the consequences of accessing them, to the extent material. See Item 303(a)(1) of Regulation S-K and Section IV.C of SEC Release No. 33-8350.

Response:

In response to the Staff’s comment, the Company agrees to provide additional detail regarding its existing financial covenants in future filings as follows:

At December 31, 2008, the Company was in compliance with its loan covenants.  The Company’s most stringent financial covenant is the fixed charge coverage ratio.  In this covenant the Company must maintain a ratio of adjusted consolidated EBITDA to adjusted consolidated interest expense of not less than 1.25 to 1.00.  This fixed charge coverage ratio is tested on a quarterly basis and is measured on a trailing four fiscal quarter basis.

The Company believes it has access to additional capital resources, from the use of subordinated debt or equity, as alternate sources of funding.  We are confident that our current resources are sufficient and we believe the possibility of needing additional financing resources is remote.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 2.  Summary of Significant Accounting Policies
Revenue, Recognition, Page 48

8.
You state on page 21 that you may incur costs on certain contracts before receiving contractual funding from the U.S. Government and that you may not be able to recover these costs under subsequent contractual actions. Please clarify how you have assessed the collectibility criterion of SAB 104 for arrangements subject to such actions, and tell us how your revenue recognition policy addresses such arrangements.

Response:

The Company noted the Staff’s comments and agrees to expand its disclosure in future filings as follows:

From time to time, we may proceed with work based on client direction prior to the completion and signing of formal contract documents. We have a formal review process for approving any such work. Revenue associated with such work is recognized only when it can reliably be estimated and realization is probable. We base our estimates on a variety of factors, including previous experiences with the client, communications with the client regarding funding status, and our knowledge of available funding for the contract.

Note 6. Income Taxes, page 58

9.
We note your statement on page 59 that resolution with the IRS regarding your unbilled receivables could result in a change in the Company's accounting method regarding revenue recognition. Please clarify for us whether the change in accounting method will impact your GAAP method of revenue recognition, your tax method of revenue recognition, or both. As part of your response, tell us what consideration you gave to disclosing the quantitative impact of an unfavorable resolution.

Response:

The IRS ruling related to revenue recognition for income tax reporting purposes and has no impact on the Company’s GAAP method of revenue recognition.  The Company and the IRS are currently working together to determine the implication of this ruling on the Company’s deferred tax balance for its unbilled receivables.  Both parties expect to complete this evaluation during the second quarter of 2009.  Our Form 10-Q for the period ended March 31, 2009 includes the following disclosure:

The Internal Revenue Service (“IRS”) continues to challenge the deferral of income for tax purposes related to unbilled receivables including the applicability of a Letter Ruling issued by the IRS to the Company in January 1976 which granted to the Company deferred tax treatment of the unbilled receivables.  This issue was elevated to the IRS National Office for determination.  On October 23, 2008, the Company received a notification of ruling from the IRS National Office.  This ruling provided clarification regarding the IRS position relating to revenue recognition for tax purposes regarding its unbilled receivables.  Currently the Company is working with the IRS on how to apply the ruling to its 2004 deferred tax balance.  The Company and the IRS expect to conclude this process during the second quarter of 2009.  The resolution with the IRS regarding unbilled receivables could result in a change in the Company’s tax accounting method regarding revenue recognition.  This change could result in an acceleration of taxable income and a reversal of certain deferred tax items. The Company does not believe that any adjustment to taxable income in prior years resulting from this ruling will result in the payment of any interest or penalties

Part III, page 76
General

10.
Part III of your Form 10-K states several times that you are incorporating by reference from your definitive proxy statement certain required disclosure, but you have not clearly identified, by caption or otherwise, the material incorporated by reference as required by Securities Exchange Act Rule 12b-23(b). In future Forms 10-K, please revise your Part III disclosure to specify the section(s) of your definitive proxy statement from which you are incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.

Response:

The Company noted the Staff’s comments and agrees to revise its Part III disclosure in future Forms 10-K to specify the sections of its definitive proxy statement from which it is incorporating by reference the required disclosure, or otherwise clearly identify the material incorporated by reference.

Item 10. Directors, Executive Officers and Corporate Governance (incorporated from Definitive Proxy Statement on Schedule 14A filed on April 14, 2009)
Section 16(a) Beneficial Ownership Reporting Compliance, page 25

11.
Please provide all of the information called for by Item 405(a)(2) of Regulation S-K with respect to the late Forms 4 filed by Dr. Aguilar. In this regard, we note that you have not disclosed the number of late reports or the number of transactions that were not reported on a timely basis.

Response:

On February 24, 2009, the Company on behalf of Dr. Aguilar filed a late Form 4 for five Forms 4 which were not filed, (representing a total of ten transactions) that were not reported on a timely basis.  These transactions involved short-swing transactions that are matchable under Section 16(b) of the Securities Exchange Act of 1934, as amended.  As a result, the Reporting Person paid $5,316.38 to the Company, which represents the entire amount of profit realized on his pecuniary interest, less transactions costs, in these short-swing transactions.

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A filed on April 14, 2009)
Compensation Discussion and Analysis, page 8

General

12.
Item 402(b)(2)(v)-(vii) of Regulation S-K requires disclosure of the specific items of corporate and individual performance that are taken into consideration in setting compensation policies and making compensation decisions, and how specific forms of compensation are structured and implemented to reflect these performance items. It appears from your disclosure that certain individual and corporate performance targets were material to DRC's executive compensation policies and decision-making processes for fiscal 2008, but you have not provided appropriate qualitative and/or quantitative disclosure with respect to all such performance-related factors. Examples of referenced performance targets for which additional disclosure appears to be required include the following:

•	The "specific operational goals and objectives" and "key company management behaviors and values" considered in determining base salaries;
•	The company-wide goals relating to revenue growth, net performance income, and days sales outstanding considered in determining annual cash incentive awards under your executive incentive plan;

•	The targeted annual "functional financial budgets" considered in determining annual cash incentive awards for executives of the corporate functions under your executive incentive plan; and

•	The goals relating to organic revenue growth and return on invested capital considered in determining long-term incentive plan awards.

Please revise to provide appropriate qualitative and/or quantitative disclosure with respect to these and any other performance-related factors that were material to DRC's executive compensation policies and decision-making processes for fiscal 2008. To the extent that you have omitted disclosure of target levels with respect to certain performance-related factor(s) in reliance on Instruction 4 to Item 402(b) of Regulation S-K, please advise in your response letter which target level(s) you have omitted on this basis and confirm that in each such instance you have a competitive harm analysis that supports your reliance on that instruction.

Response:

In the Company’s description regarding the Annual Cash Incentive Plan, details were provided on the corporate goals for Revenue Growth, Net Performance Income and Days Sales Outstanding and the relative weighting of each factor.

In the section on the long-term incentive, the Company disclosed the relative weighting for each target.  The performance goals for this cash award are also provided as average organic revenue growth and average annual return on invested capital over the three-year performance period.

For base salary, the goals for each individual included the corporate goals discussed above as well as “key company management behaviors and values”.  These are included in the performance review and include factors such as expertise in their field, teamwork, leadership, commitment to DRC’s mission, and management skills.

For each of the performance factors in the annual bonus plan, a payout schedule is provided that indicates the level of payout for each level of performance.  For each factor there is a threshold level of performance which must be achieved prior to any payout, a target payout level for 100% target performance, and a maximum payout level beyond which no further payouts can be earned.

In 2008, performance against the corporate goals for Revenue and Net Performance Income were slightly above target levels.  Performance against the Days Sales Outstanding target was approximately halfway between the threshold level and the target level.  Threshold payout levels of organic growth and return on invested capital were not met for the performance period and no payouts were made.   In the future, the Company will provide similar disclosure to assure that we comply with the reporting requirements and consistent with industry practice.

For the base salary and annual incentive, the Company provided payout information for each individual in the executive compensation tables and provided average payouts for the group as well.  As mentioned above, there have been no payouts for the cash portion of the long-term incentive plan, and disclosures have focused on average target opportunity.  Should payouts occur, the Company will disclose the required information in a format consistent with the examples above and consistent with industry practice.

13.
You disclose that you rely in part on certain non-GAAP financial measures as targets in determining incentive compensation for your named executive officers. For example, we note that "net performance income" is used to determine annual cash incentive awards, and "organic revenue growth" and "return on invested capital" are used to determine long-term cash and equity awards. Please disclose how each of these measures is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Response:

Net performance income used to determine annual cash incentive awards is each plan participant's directly managed revenue less directly managed costs.  Organic growth used to determine long-term cash and equity awards is the ratio of reported current year revenue to prior year revenue, including the revenue of acquired operations prior to the acquisition date.  Return on invested capital used to determine long-term cash and equity awards is the ratio of after tax operating profit to the average of the sum of shareholders’ equity and debt less cash, normalized for the investments made for acquisitions.

The Company will disclose how each of the above measures is calculated in future filings.

14.
You disclose that all elements of your "direct" compensation system are "targeted at median competitive market levels for appropriate industry competitor groups" in which you compete for your workforce, and you indicate that you use "published cross-industry surveys for companies comparable in size to the Company" in determining base salaries and total compensation for your named executive officers. To the extent you engage in benchmarking of any material element of compensation, please provide additional information regarding the companies to which you compare yourself and identify the surveys used. See Item 402(b)(2)(xiv) of Regulation S-K. In addition, please ensure that you disclose clearly in future filings where actual payments fall within the targeted range for each material element of compensation that you benchmark against competitor companies.

Response:

The Company disclosed that its goal is to provide median levels of compensation for appropriate industry groups.  The Company also disclosed that for base pay and annual incentive targets, published surveys for companies in businesses for which we compete for executive talent are used.   These surveys included the Radford Executive Compensation Survey, SC/Chips Executive & Senior Management Survey, Culpepper Executive Pay Report, and the William M. Mercer Top Management Compensation Survey.

The Company’s methodology has been to create a competitive salary range with a competitive midpoint similar to the methodology used for all other positions in the Company.  The Company assures that its pay for each executive is within the competitive range for their position.  For future filings, the Company will be more descriptive of these surveys and our methodology for positioning base pay.

The Company disclosed salary increases granted both on an individual basis and summary percentages for the NEO group as a whole.

The Company used comparative peer group data for sizing long-term incentive opportunity only.   The Company included a listing of those used in the sizing in the discussion of the long-term incentive plan.

2008 Grants of Plan-Based Awards, page 16

15.
The disclosure on page 11 under the heading "Long-Term Incentive Plan (2007 and Future Periods)" references a 2008 grant, but the table of grants of plan-based awards does not appear to reflect any grants of cash or restricted stock made under this long-term incentive plan during the last fiscal year. Please advise.

Response:

The restricted stock awards disclosed for each Named Executive Officer in the “2008 Grants of Plan-Based Awards” were part of the Long-Term Incentive Plan.  There have been no grants of cash awards made under this plan.  The Company will provide additional disclosure to the Grants of Plan-Based Awards table for any awards granted as part of the Long-Term Incentive Plan (2007 and Future Periods) in future filings.

16.
The amounts set forth in the column entitled ''Grant Date Fair Value of Stock Awards" do not appear to reflect the aggregate grant date fair value of each restricted stock award granted to your named executive officers on March 3, 2008, as required by Item 402(d)(2)(viii) of Regulation S-K. In this regard, we note that the table currently indicates that the grant date fair value for each such restricted stock award is $10, even though the number of restricted shares awarded to your named executive officers varies from 2,000 to 12,000, Please revise the table to provide the accurate grant date fair value of each restricted stock award made to your named executive officers in 2008.

Response:

The Company noted the Staff’s comment and will include the information required by Item 402(d)(2)(viii) of Regulation S-K in future filings.  The grant date fair value of stock awards for each executive officer during 2008 was as follows: Mr. Regan, $120,000; Mr. Keleher, $40,000; Messrs. O’Brien, Wentzell and Covel, $20,000 each.

Item 13. Certain Relationships and Related Transactions. and Director Independence (incorporated from Definitive Proxy Statement on Schedule 14A filed On April 14. 2009)
Transactions with Related Persons. page 25

17.
You state that all related party transactions are reviewed and approved by the Audit Committee “in accordance with the Audit Committee Charter." Please expand your disclosure to provide all of the information called for by Item 404(b)(1) of Regulation S-K with respect to your policies and procedures for the review, approval or ratification of transactions with related persons, including, for example, the standards to be applied pursuant to such policies and procedures.

Response:

The Company noted the Staff’s comment and will revise its disclosure to include the information required by Item 404(b)(1) of Regulation S-K in future filings, as follows:

All related party transactions are subject to review and approval or ratification by the Audit Committee. The Chief Financial Officer reports to the Audit Committee all related party transactions in accordance with the Company’s pre-filing disclosure procedures and Audit Committee required review of such filings.

If a related party transaction were identified it would be assessed by the Company's inside counsel, the Company's outside counsel, the Company's internal auditor, and the Audit Committee. An opinion would then be provided. The Company assesses each matter on a case by case basis and applies standards and criteria which are appropriate based on the type of transaction and any possible conflict that may be raised. The Company has a policy, DRC's Standards of Ethics and Conduct, which addresses related party transactions and/or potential conflicts of interest.  This policy applies to the Company's directors, officers and employees.

In connection with the above responses to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We hope that the Staff will find that the above satisfactorily addresses the comments set forth in Mr. Edgar’s letter of March 16, 2009. If the Staff requires any further information, please contact me at (978) 289-1616.

Sincerely,

/s/ Richard A Covel
Richard A. Covel
Vice President and General Counsel